82-34

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

03 JUN 25 AM 7:21

Santos



03024134

SUPPL

Date: Mon 23 Jun 2003 11:07:57 PM EDT

To:
SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject: Santos - International Roadshow Presentation - 2003

PROCESSED
JUL 11 2003
THOMSON FINANCIAL

Number of pages (incl. cover sheet): 12

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Santos:
Fuelling The Growth Engine
International Investor Roadshow
June/July 2003
Santos

Santos

- Australia's largest natural gas producer
- Low cost producer (top quartile)
- Large exploration program in 2003 (26 wells)
- Expanding South East Asian gas business

Santos


Santos' Vision
Past
How
Future
Australian Gas
Onshore Operator
Exploration
Gas Commercialisation
Acquisitions
Production Optimisation
Cost Leadership
Australian Oil, Gas & LNG
Asian Oil & Gas
US Gas
Offshore Desert Operator
Top quartile international E&P company
Santos


Santos' Strategy
Leveraging our Base Business
• Skills/cash
through
Option Generation
• Exploration
• Gas Commercialisation
• Production Optimisation
• Acquisitions
• Cost Leadership
and
Portfolio Management
• Superior Capital Allocation
Santos

Progress Since 2000

Production Optimisation	Exploration	Gas Commercialisation	Acquisitions	Costs and Capital Efficiency
• 200% improvement in 2002 • 75 TJ/d @ 40% cost of conventional gas	• 173 mmboe of resource potential • Mutineer/ Exeter • Oyong & Maleo • 2002 finding & development cost of US$6.79 boe	• 650 PJ of gas contracted (Santos share) • AGL contract • Oyong HoA • Bayu Undan LNG	• Natural Gas Australia • Esenjay Acquisition	• $78 million of savings achieved end 2002 • $100 million target end 2003

110% reserve replacement in 2002

Santos

Santos Today

Australian oil and gas business

Cash flow stability

Long-term contracts, customer relationships

Technical strengths

Strong Base Business

Identified Growth Options

Demonstrated Capacity

Over 6 TCF of gas resources

Expanding Exploration/ New Ventures portfolio

4 Flagship development projects

Low cost operator

Gearing of 29%

Santos


Santos' Base Business
Australian Gas & Oil Production
Sumatra
Java
Timor Gap
Timor Sea
Browse Basin
Bonaparte Basin
Papua New Guinea
USA
Carnarvon Basin
Amadeus Basin
Cooper/Eromanga Basins
Surat/Bowen Basins
Houtman Basin
Duntroon Basin
Otway Basin
Sorell Basin
Gippsland Basin
Legend
Exploration
Production
Strong Base Business
Santos


Australian Gas With Leverage to Oil
Australian Gas Production* (bcf)
mmboe
250
200
150
100
50
0
1995 1996 1997 1998 1999 2000 2001 2002
Santos BHP Woodside ESSO
60
50
40
30
20
10
0
6.3
8.5
31.8
5.4
8.1
34.7
5.5
13.5
37.0
5.4
12.6
37.7
5.4
12.1
39.7
1998 1999 2000 2001 2002
Liquids Oil Gas
* Company shares, sales gas plus LPG
Source: Company production reports
Strong Base Business
Santos

Australian Domestic Gas

- Cooper Basin
  - AGL contract, other new base contracts
  - Strong free cash flow going forward
  - Targeting flat opex/reduced capex per boe
  - Well positioned to meet high margin intermediate and peak needs
- Other Australian gas
  - Increasing contributions from other fields
  - East Spar, Scotia, Patricia Baleen, Minerva

Oil Optimisation – Targeting Quick Payback

Accelerated Cooper Basin





Legendre infill

Fast track development of small oil discoveries



Bayu Undan Liquids & LNG Project

Start Up: 2004 & 2006


East Timor
Evans Shoal
Joint Petroleum
Development Area
Bayu Undan
Legend
Exploration acreage
Gas pipeline
Proposed gas pipeline
91-12
91-13
Timor Sea
Timor Gap
Petrel
Tern
Darwin
LNG
Timor Sea
Indian Ocean
Bonaparte Basin
Kilometres

Mutineer/Exeter Oil Development

Start Up: 2005

- Field Development Plan being finalised
- FPSO contract end June 2003
- Development drilling starting first half 2004
- Production planned for mid 2005


Santos acreage
Potential oil field
Prospect
Mutineer
Exeter

Emerging Asian Gas Business



Oyong

- 90 Bcf Gas, 5 MMbbl oil
- FEED completion Q3 2003
- First gas sales @ 40 MMscfd scheduled for Q4 2004

Maleo

- Potential to supply 100 mmscfd for five plus years on plateau
- First gas sales possible by 2006
- Gas sales HOA under negotiation
- Offshore processing platform and 3 gas wells

Gas Commercialisation



PJ
600
400
200
0
AGL
Oyong
Bayu Undan LNG
Dec 02
Feb 03
Jun 03
2003 Priorities:
John Brookes (275 PJ)
Maleo (328 PJ)
Casino (80 PJ)


Growing Gas Opportunities
Legend
Gas pipeline
Proposed gas pipeline
Existing gas fields
Committed gas projects
Future gas projects
Maleo
Bayu Undan
Evans Shoal
Hides
Petrel/Tern
John Brookes
East Spar
Amadeus Basin
Cooper Basin
Surat/Bowen Basins
Patricia Baleen
Otway Basin
Sole/Golden Beach/
Kipper
Identified Growth Options
Santos


New Exploration Acreage
East Java
Kutei Basin
Browse Basin
Cooper Basin
Gulf of Mexico
Houtman Basin
Otway Basin
Sorell Basin
Identified Growth Options
Santos


Key Remaining Exploration Wells
Kutei Prospect
Woodbine Trend
Gulf of Mexico
Charlemange 1
Chiru 1
Carnarvon Basin
Lead G
Lead A
Otway Basin
Identified Growth Options
Santos


Financial Strategy
Strong Ratios
Capital Discipline
Deep Organic Growth Inventory
Portfolio Management
Demonstrated Capacity
Santos

Focus On Margin

(A$ million cumulative)



New Target
End 2003
Capital Costs
Operating Costs
Market Commitment
End 2003
100
90
80
70
60
50
40
30
20
10
0
Mar
Jun
Sep
Dec
Mar
Jun
Sep
Dec



Demonstrated Capacity

Santos

Changing The Culture

Geoscience employee turnover



25%
20%
15%
10%
5%
0%
22%
4%
2001
2002

Santos

Santos Today

- Strong base business with growing cash flow
- Meeting near term challenges through production optimisation
- Quality flagship growth projects
- Quality exploration and gas portfolio to drive future projects